     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 30, 2005



                                                    REGISTRATION NO. 333- 123471

================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                        CINCINNATI FINANCIAL CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                   ----------

              OHIO                            6331                            31-0746871
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER IDENTIFICATION NO.)
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)

                              6200 S. GILMORE ROAD
                           FAIRFIELD, OHIO 45014-5141
                                 (513) 870-2000
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   ----------

                               KENNETH W. STECHER
                        CINCINNATI FINANCIAL CORPORATION
                              6200 S. GILMORE ROAD
                           FAIRFIELD, OHIO 45014-5141
                                 (513) 870-2000
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   ----------

                                    COPY TO:

 JONATHAN L. FREEDMAN, ESQ.                               ETHAN T. JAMES, ESQ.
    DEWEY BALLANTINE LLP                                  DAVIS POLK & WARDWELL
1301 AVENUE OF THE AMERICAS                               450 LEXINGTON AVENUE
 NEW YORK, NEW YORK  10019                              NEW YORK, NEW YORK 10017
       (212) 259-8000                                        (212) 450-4000

                                   ----------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
================================================================================

PROSPECTUS

                                  $420,000,000

                                     [Logo]

                        CINCINNATI FINANCIAL CORPORATION

           OFFER TO EXCHANGE OUR OUTSTANDING 6.9% DEBENTURES DUE 2028
                FOR AN EQUAL AMOUNT OF 6.92% DEBENTURES DUE 2028
                                OR ALTERNATIVELY
          OFFER TO REPURCHASE OUR OUTSTANDING 6.9% DEBENTURES DUE 2028

                                   ----------

The Exchange Offer

- We are offering to exchange, upon the terms and subject to the conditions set forth below, up to $420,000,000 aggregate principal amount of our newly issued 6.92% Debentures due 2028 for any and all of our 6.9% Debentures due 2028. We refer to this offer as the "exchange offer." We refer to our 6.9% Debentures due 2028 as the "Old Debentures." We refer to our 6.92% Debentures due 2028 as the "Exchange Debentures."

- Upon completion of the exchange offer, each $1,000 principal amount of Old Debentures that are validly tendered and not withdrawn will be exchanged for $1,000 principal amount of Exchange Debentures.

- The exchange of Old Debentures for Exchange Debentures in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

-    We will not receive any proceeds from the exchange offer.

- Investors who accept the rescission offer will not be eligible to participate in the exchange offer and will be deemed to have affirmatively rejected the exchange offer.

The Rescission Offer

- Alternatively, we are also offering to repurchase up to $420,000,000 aggregate principal amount of our Old Debentures at a purchase price of $999.03 per $1,000 principal amount, the original price to the public of the Old Debentures, plus interest. We refer to this offer as the "rescission offer." The interest we will pay in the rescission offer will, in effect, be equal to the accrued interest on the Old Debentures from November 15, 2004 (the last interest payment date for the Old Debentures) through the date of repurchase at a rate of 6.9% per annum. See "The Exchange Offer and the Rescission Offer -- The Rescission Offer" for an explanation of how we calculate the interest we will pay.

- By tendering your Old Debentures in the rescission offer you will not be entitled to any other payments on your Old Debentures, including any accrued and unpaid interest.

- By accepting the rescission offer, you may receive less than the fair market value of the Old Debentures you would be tendering to us.


- We may terminate the rescission offer at any time prior to April 29, 2005, at our option.


- The repurchase of Old Debentures will be a taxable event for U.S. federal income tax purposes.

- Investors who accept the exchange offer will not be eligible to participate in the rescission offer and will be deemed to have affirmatively rejected the rescission offer.

The Exchange Debentures


- The Exchange Debentures will bear interest at the rate of 6.92% per annum from April 29, 2005. Interest on the Exchange Debentures is payable semi-annually in arrears on May 15 and November 15 of each year. On May 15, 2005, holders of Exchange Debentures will receive an interest payment which is comprised of (i) the interest payment in respect of the Old Debentures from November 15, 2004 through (but not including) April 29, 2005 at the rate of 6.9% and (ii) the interest payment in respect of the Exchange Debentures from April 29, 2005 through (but not including) May 15, 2005 at the rate of 6.92%.


-    The Exchange Debentures mature on May 15, 2028.

- The Exchange Debentures are being issued under an indenture which contains terms substantially identical to the indenture under which the Old Debentures were issued, other than a higher interest rate and the trustee.

Important Considerations


- The exchange offer and the rescission offer expire at 9:00 a.m., New York City time, on April 29, 2005, unless extended. We currently do not intend to extend the expiration date.


- You may withdraw tenders of Old Debentures at any time prior to the expiration of the exchange offer and the rescission offer.

- You may tender your Old Debentures in the exchange offer or in the rescission offer. You may also reject the offers, in which case you are not required to take any action hereunder and you will continue to hold your Old Debentures. If you do not tender your Old Debentures in the exchange offer or the rescission offer by the expiration date, you will be deemed to have rejected both offers.

- Upon the exchange of your Old Debentures or our repurchase of your Old Debentures, we believe that any rights you may have to seek rescission of the Old Debentures and/or monetary damages on the basis of the uncertainty of Cincinnati Financial Corporation's status under the Investment Company Act of 1940 as of May 26, 1998, the date the Old Debentures were issued, will be extinguished. If your Old Debentures are not exchanged in the exchange offer or repurchased in the rescission offer because you fail to tender your Old Debentures or you withdraw tendered Old Debentures prior to the expiration of the exchange offer and the rescission offer, any rights you may have to seek rescission and/or monetary damages may be extinguished upon completion of the exchange offer and the rescission offer. In any action that is brought by or on behalf of holders seeking any rescission and/or monetary damages, we will assert (i) that we were not an investment company as of May 26, 1998 and (ii) that the holders' rights thereto, if any, have been extinguished.

-    The CUSIP Number for the Old Debentures is 172062AC5.


None of Cincinnati Financial Corporation, our officers, our Board of Directors, the Dealer Manager, the Exchange Agent or any other person is making any recommendation as to whether you should tender your Old Debentures in the exchange offer or the rescission offer.



SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN RISKS YOU SHOULD CONSIDER WITH RESPECT TO THE EXCHANGE OFFER AND THE RESCISSION OFFER.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               UBS INVESTMENT BANK
                                 DEALER MANAGER


                 The date of this prospectus is April 1, 2005.

                                TABLE OF CONTENTS


ABOUT THIS PROSPECTUS.....................................................     1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.........................     1

WHERE YOU CAN FIND MORE INFORMATION.......................................     2

PROSPECTUS SUMMARY........................................................     3

RISK FACTORS..............................................................    11

RECENT DEVELOPMENTS.......................................................    13

USE OF PROCEEDS...........................................................    14

RATIO OF EARNINGS TO FIXED CHARGES........................................    14

SELECTED HISTORICAL FINANCIAL INFORMATION.................................    15

THE EXCHANGE OFFER AND THE RESCISSION OFFER...............................    16

DESCRIPTION OF THE EXCHANGE DEBENTURES....................................    25

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.....................    32

ERISA CONSIDERATIONS......................................................    35

LEGAL OPINIONS............................................................    35

EXPERTS...................................................................    36

                              ABOUT THIS PROSPECTUS

     Unless otherwise indicated, all references in this prospectus to "Cincinnati Financial," "we," "us" and "our," unless the context requires otherwise, refer to Cincinnati Financial Corporation, a company incorporated in Ohio, and its subsidiaries.

     You should rely only on the information contained in this document. Neither Cincinnati Financial, the Dealer Manager, nor the Exchange Agent has authorized anyone to provide you with information different from that contained in this document. We are not offering to exchange or repurchase, or soliciting any offers to exchange or repurchase, securities pursuant to the exchange offer or the rescission offer in any jurisdiction in which those offers, exchanges or repurchases would not be permitted. The information contained in this document is accurate only as of the date of this document regardless of the time of delivery of this document or the time of any exchange or repurchase of securities in the exchange offer or the rescission offer.

     This document incorporates important business and financial information about us from documents filed with the SEC that have not been included in or delivered with this document. This information is available without charge upon written or oral request. See "Where You Can Find More Information" beginning on page 2.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This is a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995. Certain forward-looking statements contained herein involve potential risks and uncertainties. Our future results could differ materially from those discussed. Factors that could cause or contribute to such differences include, but are not limited to:

     - Unusually high levels of catastrophe losses due to changes in weather patterns, environmental events, terrorism incidents or other causes

     - Ability to obtain adequate reinsurance on acceptable terms, amount of reinsurance purchased and financial strength of reinsurers

     -    Increased frequency and/or severity of claims

     - Events or conditions that could weaken or harm our relationships with our independent agencies and hamper opportunities to add new agencies, resulting in limitations on our opportunities for growth, such as:

          -    Downgrade of our financial strength ratings,

          -    Concerns that doing business with us is too difficult or

          - Perceptions that our level of service, particularly claims service, is no longer a distinguishing characteristic in the marketplace

     - Insurance regulatory actions, legislation or court decisions or legal actions that increase expenses or place us at a disadvantage in the marketplace

     - Delays in the development, implementation, performance and benefits of technology projects and enhancements

     - Inaccurate estimates or assumptions used for critical accounting estimates, including loss reserves

     - Events that reduce our ability to maintain effective internal control over financial reporting under the Sarbanes-Oxley Act of 2002 in the future

     - Recession or other economic conditions or regulatory, accounting or tax changes resulting in lower demand for insurance products

     - Sustained decline in overall stock market values negatively affecting our equity portfolio, in particular a sustained decline in the market value of Fifth Third Bancorp shares, a significant equity holding

     - Events that lead to a significant decline in the market value of a particular security and impairment of the asset

     - Prolonged low interest rate environment or other factors that limit our ability to generate growth in investment income

     -    Adverse outcomes from litigation or administrative proceedings

     - Effect on the insurance industry as a whole, and thus on our business, of the suit brought by the Attorney General of the State of New York against participants in the insurance industry, as well as any increased regulatory oversight that might result from the suit

     - Limited flexibility in conducting investment activities if the restrictions imposed by the Investment Company Act of 1940 become applicable to us.

     Further, our insurance businesses are subject to the effects of changing social, economic and regulatory environments. Public and regulatory initiatives have included efforts to adversely influence and restrict premium rates, restrict the ability to cancel policies, impose underwriting standards and expand overall regulation. We also are subject to public and regulatory initiatives that can affect the market value for our common stock, such as recent measures affecting corporate financial reporting and governance. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.

     Readers are cautioned that we undertake no obligation to review or update the forward-looking statements included herein.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports and other information with the SEC. You may read and copy any materials we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and other information statements, and other information regarding issuers that file electronically with the SEC. You may examine our SEC filings through the SEC's Web site at http://www.sec.gov. You may also find additional information about us at our Web site at http://www.cinfin.com. Information contained on our Web site is not intended to be incorporated by reference in this prospectus and you should not consider that information a part of this prospectus.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the completion of the exchange offer.

SEC Filings (File No. 0-4604)                       Period
-----------------------------                       ------
Annual Report on Form 10-K .....   Year Ended December 31, 2004

Current Reports on Form 8-K ....   January 12, 2005; February 9, 2005 (Item
                                   8.01 filed) and February 22, 2005

     You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

                                 Heather Wietzel
                               Investor Relations
                        Cincinnati Financial Corporation
                                 P.O. Box 145496
                           Cincinnati, Ohio 45250-5496
                                 (513) 603-5950

     Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.


     TO OBTAIN TIMELY DELIVERY, SECURITY HOLDERS MUST REQUEST THE INFORMATION NO LATER THAN FIVE BUSINESS DAYS BEFORE THE DATE THEY MUST MAKE THEIR INVESTMENT DECISION. ANY REQUEST FOR COPIES OF DOCUMENTS SHOULD BE MADE NO LATER THAN APRIL 22, 2005 TO ENSURE TIMELY DELIVERY OF SUCH DOCUMENTS PRIOR TO THE EXPIRATION DATE OF THE EXCHANGE OFFER AND THE RESCISSION OFFER. IN THE EVENT THAT WE EXTEND THE EXCHANGE OFFER AND THE RESCISSION OFFER, YOU MUST SUBMIT YOUR REQUEST AT LEAST FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE, AS EXTENDED. IF YOU REQUEST ANY SUCH DOCUMENTS FROM US, WE WILL MAIL THEM TO YOU BY FIRST CLASS MAIL, OR ANOTHER EQUALLY PROMPT MEANS, WITHIN ONE BUSINESS DAY AFTER WE RECEIVE YOUR REQUEST.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision.

                        CINCINNATI FINANCIAL CORPORATION

OVERVIEW

     Cincinnati Financial Corporation is an Ohio corporation. Through our subsidiaries, Cincinnati Financial has been conducting insurance operations since 1950, marketing commercial, personal and life insurance. We report results in four segments:

     -    Commercial lines property casualty insurance

     -    Personal lines property casualty insurance

     -    Life insurance and

     -    Investments

     Cincinnati Financial Corporation owns 100 percent of its three subsidiaries: The Cincinnati Insurance Company, CFC Investment Company and CinFin Capital Management Company. The Cincinnati Insurance Company owns 100 percent of its three subsidiaries: The Cincinnati Casualty Company, The Cincinnati Indemnity Company and The Cincinnati Life Insurance Company.

     The Cincinnati Insurance Company, founded in 1950, leads our property casualty group (jointly The Cincinnati Insurance Companies). The Cincinnati Casualty Company and the Cincinnati Indemnity Company round out the property casualty insurance group, providing flexibility in pricing and underwriting while ceding substantially all of their business to The Cincinnati Insurance Company. The Cincinnati Life Insurance Company primarily markets life insurance and annuities. CFC Investment Company complements the insurance subsidiaries with leasing and financing services. CinFin Capital Management Company provides asset management services to institutions, corporations and high net worth individuals.

     We market our commercial and personal insurance policies in 31 states through a select group of 986 independent insurance agencies as of December 31, 2004. We are committed to the independent agent distribution system, recognizing that locally based independent agencies have relationships in their communities that lead to profitable business. Field marketing and other associates provide service and accountability to the agencies, living in the communities they serve and working from offices in their homes, providing 24/7 availability. We differentiate ourselves by providing local decision-making, by providing what we believe is exceptional claims service through locally based field claims associates serving the needs of agents and policyholders, and by offering competitive products, rates and compensation. The commercial and personal lines property casualty insurance segments combined to generate more than 80 percent of our $3.614 billion in revenue in 2004.

     As of the date of this prospectus, our Old Debentures and our 6.125% Senior Notes due 2034 were rated as follows:

     -    A.M. Best Co.: aa- (very strong) with stable outlook

     -    Fitch Ratings: A+ (high credit quality) with stable outlook

     -    Moody's Investor Service: A2 (above average) with stable outlook and

     -    Standard & Poor's Ratings Services: A (strong) with negative outlook

     The Cincinnati Insurance Companies are one of only 21 insurance groups, among 1,090 groups reviewed by Best, assigned a financial strength rating of A++ (Superior) as of July 2004. Each of our property casualty subsidiaries is also separately rated A++ (Superior) by Best. Best bases its financial strength ratings on factors that concern policyholder safety and not upon factors concerning investor protection.

     In addition, our insurance subsidiaries were assigned the following insurer financial strength ratings as of the date of this prospectus:

     -    Fitch Ratings: AA (very strong)

     -    Moody's Investor Service: Aa3 (excellent) and

     -    S&P: AA- (very strong) with negative outlook

     Neither senior debt nor financial strength ratings are recommendations to buy, sell or hold securities of the rated entities. They are subject to revision or withdrawal at any time at the sole discretion of the assigning agency.

     The Cincinnati Life Insurance Company's mission complements that of the overall company: to provide products and services that attract and retain high-quality independent agencies. Cincinnati Life primarily focuses on life products that produce revenue growth through a steady stream of premiums rather than seeking to accumulate assets through the sale of single-premium-type policies. Cincinnati Life has a Best financial strength rating of A+ (Superior).

     Under the direction of the investment committee of the Board of Directors, our portfolio managers seek to balance opportunities for current investment income and long-term appreciation.


     Our investment portfolio has a strong equity focus on a select group of companies with histories of dividend increases and what we believe is potential for appreciation. On a consolidated basis, we hold slightly less than 72.8 million shares of Fifth Third Bancorp stock at a cost of $283 million as of December 31, 2004. The market value of our Fifth Third Bancorp position was $3.443 billion at December 31, 2004, or 46.1 percent of our total equity portfolio. As of March 28, 2005, the market value of our Fifth Third Bancorp position was $3.084 billion.


     Our common shares are traded under the symbol CINF on the Nasdaq National Market System.

     Our mailing address is 6200 S. Gilmore Road, Fairfield, Ohio 45014-5141 and our telephone number is (513) 870-2000.

       SUMMARY OF THE TERMS OF THE EXCHANGE OFFER AND THE RESCISSION OFFER

     We issued the Old Debentures on May 26, 1998. This prospectus is part of a registration statement covering the exchange of the Old Debentures for the Exchange Debentures and the repurchase of the Old Debentures.

     The Exchange Debentures offered hereby will be issued under the Indenture dated as of November 1, 2004 between us and The Bank of New York Trust Company, N.A., as Trustee, as supplemented by the Supplemental Indenture dated as of November 1, 2004 between us and The Bank of New York Trust Company, N.A., as further supplemented by the Second Supplemental Indenture to be entered into between us and The Bank of New York Trust Company, N.A. (which we refer to collectively herein as the "Indenture").


Purpose of the Exchange
Offer and the Rescission
Offer .....................   As previously announced, due to uncertainties
                              relating to Cincinnati Financial's status under
                              the Investment Company Act of 1940 when the Old
                              Debentures were issued, it could be determined
                              that holders of the Old Debentures have a right to
                              rescind such indebtedness. See "Recent
                              Developments - Investment Company Act of 1940."
                              Although we strongly believe the holding company
                              is, and has been, outside the intended scope of
                              the Investment Company Act of 1940, and therefore
                              that holders of the Old Debentures should not have
                              such rescission rights, we are undertaking the
                              exchange offer and the rescission offer to
                              alleviate concerns that such rescission may be
                              sought and/or granted. Upon the exchange of your
                              Old Debentures for Exchange Debentures or our
                              repurchase of your Old Debentures pursuant to the
                              rescission offer, we believe that any rights you
                              may have to seek rescission of the Old Debentures
                              and/or monetary damages on the basis of the
                              uncertainty of Cincinnati Financial Corporation's
                              status under the Investment Company Act of 1940 as
                              of May 26, 1998, the date the Old Debentures were
                              issued, will be extinguished. If your Old
                              Debentures are not exchanged in the exchange offer
                              or repurchased in the rescission offer because you
                              fail to tender your Old Debentures or you withdraw
                              tendered Old Debentures prior to the expiration of
                              the exchange offer and the rescission offer, any
                              rights you may have to seek rescission and/or
                              monetary damages may be extinguished upon
                              completion of the exchange offer and the
                              rescission offer. In any action that is brought by
                              or on behalf of holders seeking any rescission
                              and/or monetary damages, we will assert (i) that
                              we were not an investment company as of May 26,
                              1998 and (ii) that the holders' rights thereto, if
                              any, have been extinguished.

The Exchange Offer ........   We are offering to exchange up to $420,000,000
                              aggregate principal amount of Old Debentures for
                              up to $420,000,000 aggregate principal amount of
                              Exchange Debentures. Old Debentures may be
                              exchanged only in integral multiples of $1,000.

The Rescission Offer ......   Alternatively, we are also offering to repurchase
                              up to $420,000,000 aggregate principal amount of
                              our Old Debentures at a purchase price of $999.03
                              per $1,000 principal amount, the original price to
                              the public of the Old Debentures, plus interest.
                              The interest we will pay in the rescission offer
                              will, in effect, be equal to the accrued interest
                              on the Old Debentures from November 15, 2004 (the
                              last interest payment date for the Old Debentures)
                              through the date of repurchase at a rate of 6.9%
                              per annum. See "The Exchange Offer and the
                              Rescission Offer

                              -- The Rescission Offer" for an explanation of how we calculate the interest we will pay.

                              By tendering your Old Debentures in the rescission offer you will not be entitled to any other payments on your Old Debentures, including any accrued and unpaid interest.

                              Investors who accept the exchange offer will not be eligible to participate in the rescission offer and will be deemed to have affirmatively rejected the rescission offer.

                              If you do not tender your Old Debentures in the rescission offer by the expiration date, you will be deemed to have rejected the rescission offer.

Conditions to Exchange
Offer .....................   The exchange offer is subject to certain customary
                              conditions, including that the registration
                              statement covering the Exchange Debentures be
                              effective under the Securities Act of 1933, as
                              amended. We may terminate the exchange offer at
                              any time prior to the expiration date at our
                              option. See "The Exchange Offer and the Rescission
                              Offer - Certain Conditions to the Exchange Offer."
                              If we terminate the exchange offer, any Old
                              Debentures tendered will be returned to you as
                              soon as practicable.

Expiration Date;
Withdrawal of Tender;
Failure to Tender .........   The exchange offer and the rescission offer will
                              expire at 9:00 a.m., New York City time, on
                              April 29, 2005, or such later date and time to
                              which we extend it, which date we refer to as the
                              "expiration date." We do not currently intend to
                              extend the expiration date. A tender of Old
                              Debentures pursuant to the exchange offer or the
                              rescission offer may be withdrawn at any time
                              prior to the expiration date. Any Old Debentures
                              not accepted for exchange or repurchase for any
                              reason will be returned without expense to the
                              tendering holder promptly after the expiration or
                              termination of the exchange offer and the
                              rescission offer.

                              You may tender your Old Debentures in the exchange offer or in the rescission offer. You may also reject the offers, in which case you are not required to take any action hereunder and you will continue to hold your Old Debentures. If you do not tender your Old Debentures in the exchange offer or the rescission offer by the expiration date, you will be deemed to have rejected both offers.

Procedures for Tendering
Old Debentures ............   To exchange for Exchange Debentures, you must
                              tender Old Debentures, together with a properly
                              completed letter of transmittal and the other
                              agreements and documents described in the letter
                              of transmittal. If you own Old Debentures held
                              through a broker or other third party, or in
                              "street name," you will need to follow the
                              instructions in the letter of transmittal on how
                              to instruct the record holder to tender the Old
                              Debentures on your behalf, as well as submit a
                              letter of transmittal and other agreements and
                              documents described in this prospectus. We will
                              determine in our reasonable discretion whether any
                              Old Debentures have been validly tendered.

                              Old Debentures may be tendered in the exchange offer by electronic transmission of acceptance through the Depository Trust Company's, or DTC's,
                              Automated Tender Offer Program, or ATOP, procedures for transfer or by delivery of a signed letter of transmittal pursuant to the instructions described therein. Participants in DTC must tender
                              Old Debentures in the exchange offer through DTC's
                              ATOP, by which the participating entity and the beneficial owner on whose behalf the participating entity is acting agree to be bound by the letter of transmittal. A letter of transmittal need not accompany Old Debentures tendered through ATOP.
                              Please carefully follow the instructions contained in this prospectus on how to tender your securities in the exchange offer. Please see "The
                              Exchange Offer and the Rescission Offer" for instructions on how to tender your Old Debentures in the exchange offer.

                              For information regarding procedures for accepting the rescission offer and tendering Old Debentures for repurchase, contact Liability Management, UBS
                              Securities LLC, 677 Washington Boulevard,
                              Stamford, CT 06901; tel: (888) 722-9555 ext. 4210;
                              fax: (203) 719-1620.

                              If you decide to tender Old Debentures in the exchange offer or the rescission offer, you may withdraw them at any time prior to the expiration of the exchange offer and the rescission offer.

                              If we terminate the exchange offer or the rescission offer or if we do not accept any Old
                              Debentures for exchange or repurchase, they will be returned without expense promptly after the expiration or termination of the exchange offer and/or the rescission offer.

Acceptance of Old
Debentures in the
Exchange Offer ............   We will accept all Old Debentures validly tendered
                              and not withdrawn as of the expiration date of the
                              exchange offer and will issue the Exchange
                              Debentures promptly after expiration of the
                              exchange offer, upon the terms and subject to the
                              conditions in this prospectus and letter of
                              transmittal, subject to the conditions to the
                              exchange offer. We will accept Old Debentures for
                              exchange after the Exchange Agent has received a
                              timely book-entry confirmation of transfer of Old
                              Debentures into the Exchange Agent's DTC account
                              and a properly completed and executed letter of
                              transmittal. Our oral or written notice of
                              acceptance to the Exchange Agent will be
                              considered our acceptance of the exchange offer.

Amendment of the
Exchange Offer or the
Rescission Offer ..........   We reserve the right not to accept any of the Old
                              Debentures tendered, and to otherwise interpret or
                              modify the terms of the exchange offer and the
                              rescission offer, provided that we will comply
                              with applicable laws that require us to extend
                              the period during which securities may be tendered
                              or withdrawn as a result in changes in the terms
                              of or information relating to the exchange offer
                              or the rescission offer.

Use of Proceeds ...........   We will not receive any cash proceeds from the
                              issuance of Exchange Debentures pursuant to the
                              exchange offer. Old Debentures that are validly
                              tendered and exchanged pursuant to the exchange
                              offer will be terminated and canceled.

Fees and Expenses .........   We will pay all expenses related to the exchange
                              offer and the rescission offer. We estimate that
                              the approximate total cost of the exchange offer
                              and the rescission offer, assuming all of the Old
                              Debentures are exchanged for Exchange Debentures,
                              will be $1.380 million. We do not believe the
                              rescission offer will be accepted by holders of
                              Old Debentures in an amount that would represent a
                              material expenditure by us. This belief is based
                              on the fact that our Old Debentures have traded in
                              the range of $1,045.00 to $1,163.70 during the
                              previous six month period, and were trading at
                              approximately $1,091.70 on March 28, 2005,
                              compared to $999.03 offered in the rescission
                              offer. We cannot give you assurances as to the
                              price at which our Old Debentures or any Exchange
                              Debentures issued in the exchange offer will trade
                              in the future. We will fund any payments required
                              under the rescission offer from available cash.
                              See "The Exchange Offer and the Rescission Offer -
                              Fees and Expenses."

Certain Income Tax
Consequences ..............   The exchange of Old Debentures for Exchange
                              Debentures in the exchange offer will not be a
                              taxable event for United States federal income tax
                              purposes. The repurchase of Old Debentures will be
                              a taxable event for U.S. federal income tax
                              purposes. See "Certain United States Federal
                              Income Tax Consequences."

Old Debentures not
Tendered or Accepted for
Exchange or Repurchase.....   Any Old Debentures not accepted for exchange or
                              repurchase for any reason will be returned without
                              expense to you as promptly as practicable after
                              the expiration date. If you do not tender your Old
                              Debentures in the exchange offer or the rescission
                              offer, or if your Old Debentures are not accepted
                              for exchange or repurchase, you will continue to
                              hold your Old Debentures and will be entitled to
                              all the rights and subject to all the limitations
                              applicable to the Old Debentures.

                              The liquidity of the trading market for Old
                              Debentures not exchanged or repurchased may be substantially reduced. Therefore, if your Old
                              Debentures are not exchanged or repurchased, it may become more difficult for you to sell or transfer your Old Debentures. See "Risk Factors."

Dealer Manager.............   UBS Securities LLC is the Dealer Manager for the
                              exchange offer and the rescission offer.

Exchange Agent ............   The Bank of New York Trust Company, N.A. is the
                              Exchange Agent for the exchange offer. The address
                              and telephone number of the Exchange Agent are set
                              forth in the section of this prospectus captioned
                              "The Exchange Offer and the Rescission Offer-
                              Exchange Agent."


     MATERIAL DIFFERENCES BETWEEN THE OLD DEBENTURES AND EXCHANGE DEBENTURES


                      OLD DEBENTURES               EXCHANGE DEBENTURES
                      --------------               -------------------
Interest Rate   6.9% per annum.            6.92% per annum. On May 15, 2005,
                                           holders of Exchange Debentures will
                                           receive an interest payment which
                                           is comprised of (i) the interest
                                           payment in respect of the Old
                                           Debentures from November 15, 2004
                                           through (but not including) April 29,
                                           2005 at the rate of 6.9% and (ii)
                                           the interest payment in respect of
                                           the Exchange Debentures from
                                           April 29, 2005 through (but not
                                           including) May 15, 2005 at the rate
                                           of 6.92%.

Trustee         JPMorgan Chase Bank, as    The Bank of New York Trust Company,
                successor to The First     N.A.
                National Bank of Chicago



     Upon the exchange of your Old Debentures for Exchange Debentures or our repurchase of your Old Debentures pursuant to the rescission offer, we believe that any rights you may have to seek rescission of the Old Debentures and/or monetary damages on the basis of the uncertainty of Cincinnati Financial Corporation's status under the Investment Company Act of 1940 as of May 26, 1998, the date the Old Debentures were issued, will be extinguished. If your Old Debentures are not exchanged in the exchange offer or repurchased in the rescission offer because you fail to tender your Old Debentures or you withdraw tendered Old Debentures prior to the expiration of the exchange offer and the rescission offer, any rights you may have to seek rescission and/or monetary damages may be extinguished upon completion of the exchange offer and the rescission offer. In any action that is brought by or on behalf of holders seeking any rescission and/or monetary damages, we will assert (i) that we were not an investment company as of May 26, 1998 and (ii) that the holders' rights thereto, if any, have been extinguished.

                 SUMMARY OF THE TERMS OF THE EXCHANGE DEBENTURES


Issuer....................   Cincinnati Financial Corporation.

The Exchange Debentures...   $420,000,000 principal amount of 6.92% Debentures
                             due 2028.

Maturity..................   May 15, 2028.

Interest Rate.............   6.92% per annum.

Interest Payment Dates....   May 15 and November 15 of each year, commencing
                             May 15, 2005. On May 15, 2005, holders of Exchange
                             Debentures will receive an interest payment which
                             is comprised of (i) the interest payment in respect
                             of the Old Debentures from November 15, 2004
                             through (but not including) April 29, 2005 at a
                             rate of 6.9% and (ii) the interest payment in
                             respect of the Exchange Debentures from April 29,
                             2005 through (but not including) May 15, 2005 at a
                             rate of 6.92%.

Ranking...................   The Exchange Debentures will be our senior
                             unsecured obligations and will rank equally in
                             right of payment with any of our existing and
                             future unsecured and unsubordinated indebtedness.

                             The Exchange Debentures will be effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing that indebtedness.

                             As of the date of this prospectus, our aggregate principal amount of indebtedness, excluding the Old
                             Debentures, was approximately $375 million
                             (excluding intercompany liabilities), consisting of
                             $375 million aggregate principal amount of our 6.125% Senior Notes due 2034 (the "Senior Notes").

                             The Exchange Debentures will not be guaranteed by any of our subsidiaries and therefore will be structurally subordinated to all indebtedness and other obligations, including trade payables and insurance liabilities, of our subsidiaries.

                             As of December 31, 2004, our subsidiaries had approximately $8.300 billion of liabilities
                             (including trade payables, capital lease obligations and insurance liabilities but excluding intercompany liabilities).

Ratings...................   It is anticipated that the Exchange Debentures will
                             be assigned a rating of "aa-" by A.M. Best, "A+" by
                             Fitch, "A2" by Moody's Investors Service and "A" by
                             S&P. A senior debt rating is not a recommendation
                             to buy, sell or hold securities and may be subject
                             to review, revision, suspension or withdrawal at
                             the sole discretion of the assigning ratings
                             agencies.

Form and Denomination.....   The Exchange Debentures will be issuable in
                             denominations of $1,000 or any integral multiples
                             of $1,000 in excess thereof.

Trustee...................   The Bank of New York Trust Company, N.A.

Governing Law.............   The Indenture is, and the Exchange Debentures will
                             be, governed by, and construed in accordance with,
                             the laws of the State of New York.

                                  RISK FACTORS

     Prospective investors should carefully consider the following information in addition to the other information contained in this prospectus and the documents incorporated by reference into this prospectus before exchanging Old Debentures for Exchange Debentures or tendering Old Debentures for repurchase. The risks and uncertainties described below are not the only ones we face.

IF YOU DO NOT TENDER YOUR OLD DEBENTURES, THE OLD DEBENTURES YOU RETAIN MAY BECOME LESS LIQUID AS A RESULT OF THE EXCHANGE OFFER AND THE RESCISSION OFFER.

     If a significant number of Old Debentures are exchanged in the exchange offer or repurchased in the rescission offer, the liquidity of the trading market for the Old Debentures, if any, after the completion of the exchange offer and the rescission offer may be substantially reduced. Any Old Debentures exchanged or repurchased will reduce the aggregate number of Old Debentures outstanding. As a result, the Old Debentures may trade at a discount to the price at which they would trade if the transactions contemplated by this prospectus were not consummated. We cannot assure you that an active market in the Old Debentures will exist or continue and we cannot assure you as to the prices at which the Old Debentures may trade.

THERE IS NO PUBLIC MARKET FOR THE EXCHANGE DEBENTURES. AS A RESULT, HOLDERS OF EXCHANGE DEBENTURES MAY BE UNABLE TO SELL THEM. IF HOLDERS ARE ABLE TO SELL THEIR EXCHANGE DEBENTURES, WE CANNOT ASSURE YOU AS TO THE PRICES AVAILABLE FOR SUCH SALES.

     Prior to the exchange offer, there has been no trading market for the Exchange Debentures. We do not intend to list the Exchange Debentures on any national securities exchange or automated quotation system. We cannot assure you that an active or sustained trading market for the Exchange Debentures will develop or that the holders will be able to sell their Exchange Debentures. The liquidity of any trading market for the Exchange Debentures will depend in part on the level of participation of the holders of Old Debentures in the exchange offer. The greater the participation in the exchange offer, the greater the potential liquidity of any trading market for the Exchange Debentures and the lesser the liquidity of any trading market for the Old Debentures not tendered in the exchange offer. As a result, a market for the Exchange Debentures may not develop and, if one does develop, it may not be maintained. Moreover, even if the holders are able to sell their Exchange Debentures, we cannot assure you as to the prices available for such sales. Future trading prices of the Exchange Debentures will depend on many factors including, among other things, prevailing interest rates, our operating results and the market for similar securities. Additionally, it is possible that the market for the Exchange Debentures will be subject to disruptions which may have a negative effect on the holders of the Exchange Debentures, regardless of our prospects or financial performance. If an active market for the Exchange Debentures fails to develop or continue, the trading price and liquidity of the Exchange Debentures could be materially adversely affected.

AS A RESULT OF THE EXCHANGE OFFER AND THE RESCISSION OFFER, HOLDERS OF EXCHANGE DEBENTURES AND OLD DEBENTURES MAY LOSE ALL RIGHTS TO SEEK RESCISSION AND/OR MONETARY DAMAGES ON THE BASIS OF THE UNCERTAINTY OF OUR STATUS UNDER THE INVESTMENT COMPANY ACT OF 1940 ON THE DATE THE OLD DEBENTURES WERE ISSUED.

     As announced on June 28, 2004, Cincinnati Financial Corporation proactively sought to clarify the holding company's status under the Investment Company Act of 1940 with the Securities and Exchange Commission. On August 26, 2004, we announced that Cincinnati Financial Corporation transferred approximately 31.8 million shares of Fifth Third Bancorp common stock to The Cincinnati Insurance Company, our property casualty insurance subsidiary, to address the company's status under the Investment Company Act of 1940. The 31.8 million shares had a market value of $1.600 billion on August 26, 2004. After such contribution, the ratio of investment securities held at the holding company level was 36.3 percent of total holding-company-only assets at December 31, 2004.

     If it were to be determined that the company is an unregistered investment company before the asset transfer, we may be unable to enforce contracts with third parties, and third parties could seek to obtain rescission of transactions undertaken during the period that we were an unregistered investment company, subject to equitable considerations set forth in the Investment Company Act of 1940. As a result, it could be determined that holders of the Old Debentures have a right to rescind such indebtedness, thereby requiring us to immediately repay such amounts. See "Recent Developments -- Investment Company Act of 1940."

     Upon the exchange of your Old Debentures for Exchange Debentures or our repurchase of your Old Debentures, we believe that any rights you may have to seek rescission of the Old Debentures and/or monetary damages on the basis of the uncertainty of Cincinnati Financial Corporation's status under the Investment Company Act of 1940, will be extinguished. If your Old Debentures are not exchanged in the exchange offer or repurchased in the rescission offer because you fail to tender your Old Debentures or you withdraw tendered Old Debentures prior to the expiration of the exchange offer and the rescission offer, any rights you may have to seek rescission and/or monetary damages may be extinguished upon completion of the exchange offer and the rescission offer. In any action that is brought by or on behalf of holders seeking any such rescission and/or monetary damages, we will assert that the holders' rights thereto have been extinguished.

THE AMOUNT YOU WOULD RECEIVE IN THE RESCISSION OFFER MAY BE LESS THAN THE FAIR MARKET VALUE OF THE OLD DEBENTURES.


     The amount you would receive in the rescission offer is fixed and is not tied to the fair market value of our Old Debentures at the time the rescission offer closes. Our Old Debentures have traded in the range of $1,045.00 to $1,163.70 during the previous six month period, and were trading at approximately $1,091.70 on March 28, 2005. As a result, if you accept the rescission offer, you may receive less than the fair market value of the Old Debentures you would be tendering to us.

                               RECENT DEVELOPMENTS

INVESTMENT COMPANY ACT OF 1940

     On August 26, 2004, we announced that Cincinnati Financial Corporation transferred approximately 31.8 million shares of Fifth Third Bancorp common stock to The Cincinnati Insurance Company, our property casualty insurance subsidiary, to address the company's status under the Investment Company Act of 1940. The 31.8 million shares had a market value of $1.600 billion on August 26, 2004. The transfer was authorized by Cincinnati Financial's Board of Directors on August 13, 2004, and approved by the Ohio Department of Insurance on August 24, 2004. After the contribution, the ratio of investment securities held at the holding company level was 36.3 percent of total holding-company-only assets at December 31, 2004.

             CINCINNATI FINANCIAL CORPORATION (HOLDING COMPANY ONLY)

                                            YEAR ENDED DECEMBER 31,
                                            -----------------------
                                                 2004     2003
                                                ------   ------
                                             (DOLLARS IN MILLIONS)
Investment assets .......................       $2,837   $4,840
Equity in net assets of subsidiaries ....        4,732    3,287
Other assets ............................          220      129
Total assets ............................        7,789    8,256
Investment assets to total assets .......         36.3%    58.5%


     As previously reported, as a result of a review made in June 2004, we determined there was some uncertainty regarding the status of the Cincinnati Financial Corporation holding company under the Investment Company Act of 1940. On June 28, 2004, Cincinnati Financial Corporation filed an application with the SEC formally requesting an exemption for the holding company under Section 3(b)(2) of the Investment Company Act of 1940, which permits the SEC to exempt entities primarily engaged in business other than that of investing, reinvesting, owning, holding or trading in securities. Cincinnati Financial Corporation alternatively has asked the SEC for relief pursuant to Section 6(c) of the Investment Company Act of 1940 that would exempt it from all the provisions of the Investment Company Act of 1940 because doing so is necessary or appropriate in the public interest consistent with the protection of investors and consistent with the purposes intended by the Investment Company Act of 1940. We simultaneously contacted the SEC's Division of Investment Management to discuss the status of Cincinnati Financial Corporation under the Investment Company Act of 1940. As of the filing date of this prospectus, the request for an exemptive order is still pending with the staff of the SEC.

     We strongly believe the holding company is, and has been, outside the intended scope of the Investment Company Act of 1940 because we are, and have been, primarily engaged in the business of property casualty and life insurance through our subsidiaries. Several tests and enumerated exemptions determine whether a company meets the definition of an investment company under the Investment Company Act of 1940. One test states that a company is an investment company if it owns investment securities with a value greater than 40 percent of its total assets (excluding assets of its subsidiaries).

     Registered investment companies are not permitted to operate their business in the manner we operate our business, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies. If it were to be determined that the company was an unregistered investment company before the asset transfer, Cincinnati Financial may be unable to enforce contracts with third parties, and third parties could seek to obtain rescission of transactions with Cincinnati Financial undertaken during the period that it was an unregistered investment company, subject to equitable considerations set forth in the Investment Company Act of 1940. As a result, it could be determined that holders of Cincinnati Financial's $420 million aggregate principal amount of Old Debentures have a right to rescind such indebtedness, thereby requiring Cincinnati Financial to immediately repay such amounts. Cincinnati Financial may be unable to refinance such obligations on acceptable terms. However, Cincinnati Financial currently has available sufficient assets to fund such repayment and believes that its assets are adequate to meet its short- and long-term obligations.

     To avoid regulation under the Investment Company Act of 1940 in the future, our operations are, to an extent, limited by the constraint that investment securities held at the holding company level remain below the 40 percent threshold described above. These considerations could require us to dispose of otherwise desirable investment securities under undesirable conditions or otherwise avoid economically advantageous transactions. Although we intend to manage assets to stay below the 40 percent threshold (unless the SEC grants our request for an exemptive order), events beyond our control, including significant appreciation in the market value of certain investment securities, could result in our breaching the 40 percent threshold. While we believe that even in such circumstances we would not be an investment company because we are primarily engaged in the business of insurance through our subsidiaries, the SEC, among others, could disagree with this position. If it were established that we are an unregistered investment company, there would be a risk, among the other material adverse consequences described above, that we could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC.

                                 USE OF PROCEEDS

     We will not receive any cash proceeds from the issuance of Exchange Debentures pursuant to the exchange offer. Old Debentures that are validly tendered and exchanged pursuant to the exchange offer will be terminated and canceled.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

                                      2004     2003     2002    2001    2000
                                     ------   ------   -----   -----   -----
Ratio of earnings to fixed charges   21.38x   14.58x   8.69x   6.52x   3.84x

     For purposes of calculating the ratios of earnings to fixed charges, "earnings" are the sum of earnings before income taxes and extraordinary items plus fixed charges. Fixed charges are the sum of (i) interest on indebtedness and amortization of debt discount and debt issuance costs and (ii) an interest factor attributable to rental expense.

                    SELECTED HISTORICAL FINANCIAL INFORMATION

     The following selected financial data as of December 31, 2004 and 2003, and for the years ended December 31, 2004, 2003 and 2002, have been derived from our audited consolidated financial statements incorporated by reference herein. The selected financial data as of December 31, 2002 and as of and for the years ended December 31, 2001 and 2000 have been derived from our audited consolidated financial statements not included or incorporated by reference in this prospectus. You should read the financial data presented below in conjunction with the consolidated financial statements and accompanying notes thereto and management's discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 10-K for the year ended December 31, 2004.

                                                     YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------
                                           2004      2003      2002      2001      2000
                                         -------   -------   -------   -------   -------
                                         (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
Earned premiums ......................   $ 3,020   $ 2,748   $ 2,478   $ 2,152   $ 1,907
Investment income, net of
   expenses ..........................       492       465       445       421       415
Gross realized investment gains
   and losses ........................        91       (41)      (94)      (25)       (2)
Total revenues .......................     3,614     3,181     2,843     2,561     2,331
Net income ...........................       584       374       238       193       118
Net income per common share:
   Basic .............................      3.47      2.22      1.40      1.15      0.70
   Diluted ...........................      3.44      2.20      1.39      1.13      0.70
Cash dividends per common share:
   Declared ..........................      1.09      0.95      0.85      0.80      0.72
   Paid ..............................      1.08      0.93      0.84      0.78      0.70
Weighted average shares
   outstanding, diluted (millions) ...       170       170       171       171       172

BALANCE SHEET DATA
Invested assets ......................   $12,677   $12,485   $11,226   $11,534   $11,276
Deferred policy acquisition costs ....       400       372       343       286       259
Total assets .........................    16,107    15,509    14,122    13,964    13,274
Loss and loss expense reserves .......     3,549     3,415     3,176     2,887     2,473
Life policy reserves .................     1,194     1,025       917       724       641
Borrowings under credit lines ........         0       183       183       183       170
Long-term debt .......................       791       420       420       426       449
Shareholders' equity .................     6,249     6,204     5,598     5,998     5,995
Book value per share .................     37.38     36.85     33.00     35.30     35.49

PROPERTY CASUALTY INSURANCE
   OPERATIONS
Earned premiums ......................   $ 2,919   $ 2,653   $ 2,391   $ 2,073   $ 1,828
Investment income, net of
   expenses ..........................       289       245       234       223       223
Loss ratio ...........................      49.8%     56.1%     61.5%     66.6%     71.1%
Loss expense ratio ...................      10.3      11.6      11.4      10.1      11.3
Underwriting expense ratio ...........      29.7      27.0      26.8      28.2      30.4
                                         -------   -------   -------   -------   -------
Combined ratio .......................      89.8%     94.7%     99.7%    104.9%    112.8%

----------
All per share amounts have been adjusted for the 5 percent stock dividend paid June 15, 2004.

ONE-TIME CHARGES OR ADJUSTMENTS:

     As the result of a settlement negotiated with a vendor, 2003 pretax results included the recovery of $23 million of a $39 million one-time, pretax charge incurred in 2000 to write down previously capitalized costs related to the development of software to process property casualty policies.

     In 2000, we earned $5 million in interest in the first quarter from a $303 million single-premium bank-owned life insurance policy booked at the end of 1999 that was segregated as a Separate Account effective April 1, 2000. Investment income and realized investment gains and losses from separate accounts generally accrue directly to the contract holder and, therefore, are not included in our consolidated financials.

                   THE EXCHANGE OFFER AND THE RESCISSION OFFER

THE EXCHANGE OFFER

     Cincinnati Financial hereby offers, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letters of transmittal (which together constitute the exchange offer), to exchange up to $420 million aggregate principal amount of our Old Debentures for a like aggregate principal amount of our Exchange Debentures, properly tendered prior to the expiration date and not withdrawn as permitted pursuant to the procedures described below. The exchange offer is being made with respect to all of the Old Debentures.


     As of the date of this prospectus, $420 million aggregate principal amount of the Old Debentures are outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about April 1, 2005, to all holders of Old Debentures known to Cincinnati Financial. Cincinnati Financial's obligation to accept Old Debentures for exchange pursuant to the exchange offer is subject to certain conditions set forth under "-Certain Conditions to the Exchange Offer" below. Cincinnati Financial currently expects that each of the conditions will be satisfied and that no waivers will be necessary.


THE RESCISSION OFFER

     As an alternative to the exchange offer, we are also offering to repurchase up to $420,000,000 aggregate principal amount of our Old Debentures at a purchase price of $999.03 per $1,000 principal amount, the original price to the public of the Old Debentures, plus interest (net of all interest payments made on the Old Debentures through the date of repurchase.)

     Federal law does not specify an interest rate to be used in the calculation of the consideration to be received in connection with the repurchase of securities by an issuer. We intend to use the rate of 6.9%. The amount of interest to be paid under the rescission offer will be reduced by the amount of interest paid on the Old Debentures being repurchased from the date of issuance through the date of repurchase. As a result, holders electing to rescind will be paid, for each $1,000 principal amount of Old Debentures tendered in the rescission offer, $999.03 plus interest at the rate of 6.9% calculated from November 15, 2004, the last interest payment date for the Old Debentures, through the date of repurchase.

     By tendering your Old Debentures in the rescission offer you will not be entitled to any other payments on your Old Debentures including any accrued and unpaid interest.

     Investors who accept the exchange offer will not be eligible to participate in the rescission offer and will be deemed to have affirmatively rejected the rescission offer.

     If you do not tender your Old Debentures in the rescission offer by the expiration date, you will be deemed to have rejected the rescission offer.

     For more information concerning the rescission offer, including regarding procedures for accepting the rescission offer, contact Liability Management, UBS Securities LLC, 677 Washington Boulevard, Stamford, CT 06901; tel: (888) 722-9555 ext. 4210; fax: (203) 719-1620.

PURPOSE OF THE EXCHANGE OFFER AND THE RESCISSION OFFER

     As announced on June 28, 2004, Cincinnati Financial Corporation proactively sought to clarify the holding company's status under the Investment Company Act of 1940 with the SEC. On August 26, 2004, we announced that Cincinnati Financial Corporation transferred approximately 31.8 million shares of Fifth Third Bancorp common stock to The Cincinnati Insurance Company, our property casualty insurance subsidiary, to address the company's status under the Investment Company Act of 1940. The 31.8 million shares had a market value of $1.600 billion on August 26, 2004. After such contribution, the ratio of investment securities held at the holding company level was 36.3 percent of total holding-company-only assets at December 31, 2004.

     If it were to be determined that the company is an unregistered investment company before the asset transfer, Cincinnati Financial Corporation may be unable to enforce contracts with third parties, and third parties could seek to obtain rescission of transactions with Cincinnati Financial Corporation undertaken during the period that it was an unregistered investment company, subject to equitable considerations set forth in the Investment Company Act of 1940. As a result, it could be determined that holders of Cincinnati Financial Corporation's $420 million aggregate principal amount of Old Debentures have a right to rescind such indebtedness, thereby requiring Cincinnati Financial Corporation to immediately repay such amounts. See "Recent Developments - Investment Company Act of 1940."

     Although we strongly believe the holding company is, and has been, outside the intended scope of the Investment Company Act of 1940, and therefore that holders of the Old Debentures should not have such rescission rights, we are undertaking the exchange offer and the rescission offer to alleviate concerns that such rescission may be sought and/or granted. Upon the exchange of your Old Debentures for Exchange Debentures or our repurchase of your Old Debentures, we believe that any rights you may have to seek rescission of the Old Debentures and/or monetary damages on the basis of the uncertainty of Cincinnati Financial Corporation's status under the Investment Company Act of 1940 as of May 26, 1998, the date the Old Debentures were issued, will be extinguished. If your Old Debentures are not exchanged in the exchange offer or repurchased in the rescission offer because you fail to tender your Old Debentures or you withdraw tendered Old Debentures prior to the expiration of the exchange offer and the rescission offer, any rights you may have to seek rescission and/or monetary damages may be extinguished upon completion of the exchange offer and the rescission offer. In any action that is brought by or on behalf of holders seeking any rescission and/or monetary damages, we will assert (i) that we were not an investment company as of May 26, 1998 and (ii) that the holders' rights thereto, if any, have been extinguished.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any Old Debentures properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of Exchange Debentures in exchange for each $1,000 principal amount of Old Debentures surrendered under the exchange offer. Old Debentures may be tendered only in integral multiples of $1,000.

     As of the date of this prospectus, $420 million aggregate principal amount of the Old Debentures are outstanding. This prospectus and a letter of transmittal are being sent to all registered holders of Old Debentures. There will be no fixed record date for determining registered holders of Old Debentures entitled to participate in the exchange offer.

     We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934 and the rules and regulations of the SEC. Old Debentures that are not tendered for exchange in the exchange offer or the rescission offer will remain outstanding and continue to accrue interest.

     We will be deemed to have accepted for exchange properly tendered Old Debentures when we have given oral (promptly confirmed in writing) or written notice of acceptance to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the Exchange Debentures from us and delivering Exchange Debentures to holders. Under the terms of the exchange offer, we reserve the right to amend or terminate the exchange offer, and not to accept for exchange any Old Debentures not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption "-Certain Conditions to the Exchange Offer."

     Holders who tender Old Debentures in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Old Debentures. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read the section labeled Fees and Expenses below for more details regarding fees and expenses incurred in the exchange offer.

EXPIRATION DATE; FAILURE TO TENDER; EXTENSIONS; AMENDMENTS


     The exchange offer will expire at 9:00 a.m., New York City time on April 29, 2005, unless in our sole discretion we extend it. Unless we terminate the rescission offer, the rescission offer will expire at the same time as the exchange offer.


     You may tender your Old Debentures in the exchange offer or in the rescission offer. You may also reject the offers, in which case you are not required to take any action hereunder and you will continue to hold your Old Debentures. If you do not tender your Old Debentures in the exchange offer or the rescission offer by the expiration date, you will be deemed to have rejected both offers.

     In order to extend the exchange offer and the rescission offer, we will notify the Exchange Agent orally (promptly confirmed in writing) or in writing of any extension. We will notify the registered holders of Old Debentures of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

     We reserve the right, in our sole discretion:

     -    to delay accepting for exchange or repurchase any Old Debentures;

     - to extend the exchange offer or to terminate the exchange offer and to refuse to accept Old Debentures not previously accepted if any of the conditions set forth below under "-Certain Conditions to the Exchange Offer" have not been satisfied, by giving oral (promptly confirmed in writing) or written notice of the delay, extension or termination to the Exchange Agent;

     -    to terminate the rescission offer for any reason; or

     - to amend the terms of the exchange offer or the rescission offer, in any manner.

     Any delay in acceptance, extension or termination will be followed as promptly as practicable by oral or written notice to the registered holders of Old Debentures. If we amend the exchange offer or the rescission offer in a manner that we determine constitutes a material change, we will promptly disclose the amendment in a manner reasonably designed to inform the holders of Old Debentures of the amendment.

     Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer or the rescission offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any Exchange Debentures for, any Old Debentures, and we may terminate the exchange offer as provided in this prospectus before accepting any Old Debentures for exchange if in our reasonable judgment:

     - the Exchange Debentures will not be tradable by the holder, without restriction under the Securities Act, the Securities Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

     - the exchange offer, or the making of any exchange by a holder of Old Debentures, would violate applicable law or any applicable interpretation of the staff of the SEC; or

     - any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

     We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any Old Debentures by giving oral or written notice of the extension to holders of the Old Debentures. During any such extensions, all Old Debentures previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any Old Debentures that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

     We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any Old Debentures not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give oral or written notice of any extension, amendment, nonacceptance, or termination to the holders of the Old Debentures as promptly as practicable.

     These conditions are for our sole benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of this right. Each right will be deemed an ongoing right that we may assert at any time or at various times.

     In addition, we will not accept for exchange any Old Debentures tendered, and will not issue Exchange Debentures in exchange for any Old Debentures, if at the time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended.

PROCEDURES FOR TENDERING IN THE EXCHANGE OFFER

     Only a holder of Old Debentures may tender the outstanding Old Debentures in the exchange offer. In order to receive Exchange Debentures, a holder of Old Debentures must follow the procedures described herein. To tender in the exchange offer, a holder must:

     - complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver the letter of transmittal or facsimile to the Exchange Agent prior to the expiration date; or

     -    comply with DTC's ATOP procedures described below.

     In addition, either:

     - the Exchange Agent must receive the Old Debentures along with the accompanying letter of transmittal;

     - the Exchange Agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of the Old Debentures into the Exchange Agent's account at DTC according to the procedures for book-entry transfer described below and a properly transmitted agent's message; or

     - the holder must comply with the guaranteed delivery procedures described below.

     To be tendered effectively, the Exchange Agent must receive any physical delivery of a letter of transmittal and other required documents at the address set forth below under "-Exchange Agent" prior to the expiration date.

     The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

     The method of delivery of Old Debentures, the letter of transmittal and all other required documents to the Exchange Agent is at the holder's election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the Exchange Agent before the expiration date. Holders should not send the letter of transmittal or Old Debentures to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

     Any beneficial owner whose Old Debentures are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner's behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the accompanying letter of transmittal and delivering its Old Debentures either:

     - make appropriate arrangements to register ownership of the Old Debentures in such owner's name; or

     - obtain a properly completed bond power from the registered holder of Old Debentures.

     The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

     Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act, unless the Old Debentures are tendered:

     - by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the accompanying letter of transmittal; or

     -    for the account of an eligible guarantor institution.

     If the accompanying letter of transmittal is signed by a person other than the registered holder of any Old Debentures listed on the Old Debentures, the Old Debentures must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the Old Debentures and an eligible guarantor institution must guarantee the signature on the bond power.

     If the accompanying letter of transmittal or any Old Debentures or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the accompanying letter of transmittal.

     The Exchange Agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's ATOP to tender. Participants in the program may, instead of physically completing and signing the accompanying letter of transmittal and delivering it to the Exchange Agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the Old Debentures to the Exchange Agent in accordance with its procedures for transfer. DTC will then send an agent's message to the Exchange Agent. The term "agent's message" means a message transmitted by DTC, received by the Exchange Agent and forming part of the book-entry confirmation, to the effect that:

     - DTC has received an express acknowledgment from a participant in its ATOP that is tendering Old Debentures that are the subject of the book-entry confirmation;

     - the participant has received and agrees to be bound by the terms of the accompanying letter of transmittal, or, in the case of an agent's message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

     -    the agreement may be enforced against that participant.

     We will determine in our sole discretion all outstanding questions as to the validity, form, eligibility, including time of receipt of the Old Debentures, as well as the acceptance of tendered Old Debentures and withdrawal of tendered Old Debentures. Our determination will be final and binding. We reserve the absolute right to reject any Old Debentures not properly tendered or any Old Debentures the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Old Debentures. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the accompanying letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Debentures must be cured within such time as we will determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Old Debentures, neither we, the Dealer Manager, the Exchange Agent nor any other person will incur any liability for failure to give the notification. Tenders of Old Debentures will not be deemed made until any defects or irregularities have been cured or waived. Any Old Debentures received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

     In all cases, we will issue Exchange Debentures for Old Debentures that we have accepted for exchange under the exchange offer only after the Exchange Agent timely receives:

     - Old Debentures or a timely book-entry confirmation of the Old Debentures into the Exchange Agent's account at DTC; and

     - a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

     Subject to and effective upon the acceptance for exchange and exchange of Exchange Debentures for Old Debentures tendered by a letter of transmittal, by executing and delivering a letter of transmittal (or agreeing to the terms of a letter of transmittal pursuant to an agent's message), a tendering holder of Old
Debentures:

     - irrevocably sells, assigns and transfers to or upon our order all right, title and interest in and to, and all claims in respect of or arising or having arisen as a result of the holder's status as a holder of the tendered Old Debentures thereby;

     - waives any and all rights with respect to the Old Debentures including, without limitation, any and all rights of holders of Old Debentures may have to seek rescission of the Old Debentures and/or monetary damages on the basis of the uncertainty of Cincinnati Financial Corporation's status under the Investment Company Act of 1940 as of May 26, 1998, the date the Old Debentures were issued;

     - releases and discharges us and the trustee with respect to the Old Debentures, from any and all claims such holder may have, now or in the future, arising out of or related to the Old Debentures;

     - represents and warrants that the Old Debentures tendered were owned as of the date of tender, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind;

     - designates an account number of a DTC participant in which the Exchange Debentures are to be credited; and

     - irrevocably appoints the Exchange Agent the true and lawful agent and attorney-in-fact of the holder with respect to any tendered Old Debentures, with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to cause the Old Debentures tendered to be assigned, transferred and exchanged in the exchange offer.

BOOK-ENTRY TRANSFER PROCEDURES IN THE EXCHANGE OFFER

     The Exchange Agent will make a request to establish an account with respect to the Old Debentures at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC's system may make book-entry delivery of Old Debentures by causing DTC to transfer the Old Debentures into the Exchange Agent's account at DTC in accordance with DTC's procedures for transfer. Holders of Old Debentures who are unable to deliver confirmation of the book-entry tender of their Old Debentures into the Exchange Agent's account at DTC or all other documents required by the letter of transmittal to the Exchange Agent prior to the expiration date must tender their Old Debentures according to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES IN THE EXCHANGE OFFER

     Holders wishing to tender their Old Debentures in the exchange offer but whose Old Debentures are not immediately available or who cannot deliver their Old Debentures, the accompanying letter of transmittal or any other required documents to the Exchange Agent or comply with the applicable procedures under DTC's ATOP prior to the expiration date may tender if:

     -    the tender is made through an eligible guarantor institution;

     - prior to the expiration date, the Exchange Agent receives from the eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent's message relating to guaranteed delivery:

          1. setting forth the name and address of the holder, the registered number(s) of the Old Debentures and the principal amount of Old Debentures tendered;

          2.   stating that the tender is being made thereby; and

          3. guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the accompanying letter of transmittal, or facsimile thereof, together with the Old Debentures or a book-entry confirmation, and any other documents required by the accompanying letter of transmittal will be deposited by the eligible guarantor institution with the Exchange Agent; and

     - the Exchange Agent receives the properly completed and executed letter of transmittal, or facsimile thereof, as well as all tendered Old Debentures in proper form for transfer or a book-entry confirmation, and all other documents required by the accompanying letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

     Upon request to the Exchange Agent, a notice of guaranteed delivery will be sent to holders who wish to tender their Old Debentures according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS IN THE EXCHANGE OFFER

     Except as otherwise provided in this prospectus, holders of Old Debentures may withdraw their tenders not later than the close of business on the last exchange date.

     For a withdrawal to be effective:

     - the Exchange Agent must receive a written notice of withdrawal, which notice may be by facsimile transmission or letter of withdrawal at the address set forth below under "Exchange Agent;" or

     - holders must comply with the appropriate procedures of DTC's ATOP system.

     Any notice of withdrawal must:

     - specify the name of the person who tendered the Old Debentures to be withdrawn;

     - identify the Old Debentures to be withdrawn, including the principal amount of the Old Debentures;

     - where certificates for Old Debentures have been transmitted, specify the name in which the Old Debentures were registered, if different from that of the withdrawing holder; and

     - contain a statement that the holder is withdrawing its election to have the Old Debentures exchanged.

     If certificates for Old Debentures have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of the certificates, the withdrawing holder must also submit:

     -    the serial numbers of the particular certificates to be withdrawn; and

     - a signed notice of withdrawal with signatures guaranteed by an eligible guarantor institution unless the holder is an eligible guarantor institution.


     If Old Debentures have been tendered in the exchange offer pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Debentures and otherwise comply with DTC procedures. We will determine all questions as to the validity, form and eligibility, including time of receipt, of the notices, and our determination will be final and binding on all parties. We will deem any Old Debentures so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. Any Old Debentures that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder, or, in the case of Old Debentures tendered by book-entry transfer into the Exchange Agent's account at DTC according to the procedures described above, the Old Debentures will be credited to an account maintained with DTC for Old Debentures, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn, Old Debentures may be retendered by following one of the procedures described under "-Procedures for Tendering in the Exchange Offer" above at any time prior to the expiration date.


EXCHANGE AGENT

     The Bank of New York Trust Company, N.A. has been appointed as Exchange Agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or for the letter of transmittal and requests for the notice of guaranteed delivery to the Exchange Agent as follows:

By Regular, Registered, Certified Mail,    By Facsimile Transmission
Overnight Courier or Hand:                 (for Eligible Guarantor Institutions
                                           only):
                                           (212) 298-1915

The Bank of New York Trust Company, N.A.   Corporate Trust Operations
101 Barclay Street 7 East                  Exchange Unit
New York, New York 10286

Attention:  Mr. Kin Lau
                                           To Confirm by Telephone:
                                           (212) 815-3750
                                           Corporate Trust Operations
                                           Exchange Unit

Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

FEES AND EXPENSES

     We will bear all registration expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telephone or in person by our officers and regular employees and those of our affiliates.


     UBS Securities LLC is acting as the Dealer Manager in connection with the exchange offer and the rescission offer. UBS Securities LLC's fee will be calculated based on the principal amount of Old Debentures exchanged by us in the exchange offer. Based on the fee structure, if all of the Old Debentures are exchanged in the exchange offer, the Dealer Manager will receive an aggregate fee of approximately $1.05 million. The Dealer Manager will also be reimbursed for its reasonable out-of-pocket expenses incurred in connection with the exchange offer (including reasonable fees and disbursements of counsel) and be indemnified against liabilities in connection with its services, including liabilities under the federal securities laws, whether or not the transaction closes. The fees will be payable by us upon completion of the exchange offer. The Dealer Manager is not receiving any additional compensation related to the rescission offer.

     We will pay the Exchange Agent an aggregate of approximately $3,000 in compensation for its services. We have agreed to indemnify the Exchange Agent in connection with its services against all loss, liability, cost or expense, including reasonable attorneys' fees and expenses, reasonably incurred without gross negligence or willful misconduct on the part of the Exchange Agent.

     The Exchange Agent has not been retained to make solicitations or recommendations. The fees it receives will not be based on the principal amount of Old Debentures tendered under the exchange offer. We will not pay any fees or commissions to any broker or dealer, or any other person, other than UBS Securities LLC for soliciting tenders of Old Debentures under the exchange offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.


     We will pay the cash expenses to be incurred in connection with the exchange offer and the rescission offer. The expenses are estimated in the aggregate to be approximately $1.380 million. They include:


     -    SEC registration fees;


     - fees and expenses of the Exchange Agent, the Dealer Manager and the Trustee;


     -    accounting and legal fees and printing costs; and

     -    related fees and expenses.


     We do not believe the rescission offer will be accepted by holders of Old Debentures in an amount that would represent a material expenditure by us. This belief is based on the fact that our Old Debentures have traded in the range of $1,045.00 to $1,163.70 during the previous six month period, and were trading at approximately $1,091.70 on March 28, 2005, compared to $999.03 offered in the rescission offer. We cannot give you assurances as to the price at which our Old Debentures or any Exchange Debentures issued in the exchange offer will trade in the future. We will fund any payments required under the rescission offer from available cash.


TRANSFER TAXES

     We will pay all transfer taxes, if any, applicable to the exchange of Old Debentures under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

     - certificates representing Old Debentures for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of Old Debentures tendered;

     - tendered Old Debentures are registered in the name of any person other than the person signing the letter of transmittal; or

     - a transfer tax is imposed for any reason other than the exchange of Old Debentures under the exchange offer.

     If satisfactory evidence of payment of the taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed to that tendering holder.

     Holders who tender their Old Debentures for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register Exchange Debentures in the name of, or request that Old Debentures not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

ACCOUNTING TREATMENT

     We will record the Exchange Debentures in our accounting records at the same carrying value as the Old Debentures, which is the aggregate principal amount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

OTHER

     Participation in the exchange offer or the rescission offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

     We may in the future seek to acquire untendered Old Debentures in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any Old Debentures not tendered in the exchange offer or the rescission offer.

                     DESCRIPTION OF THE EXCHANGE DEBENTURES

     The Old Debentures were issued under an Indenture dated as of May 26, 1998 between us and JPMorgan Chase Bank, as successor to The First National Bank of Chicago, as trustee. We will issue the Exchange Debentures under the Indenture dated as of November 1, 2004 between us and The Bank of New York Trust Company, N.A., as Trustee, as supplemented by the Supplemental Indenture dated as of November 1, 2004 between us and The Bank of New York Trust Company, N.A., as Trustee, as further supplemented by the Second Supplemental Indenture to be entered into between us and The Bank of New York Trust Company, N.A., as Trustee, (as so supplemented, the "Indenture"). The following description is only a summary of the material provisions of the Exchange Debentures and the Indenture. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the Exchange Debentures. All references to us in this section refer solely to Cincinnati Financial Corporation and not to our subsidiaries.

GENERAL

     The Exchange Debentures will mature on May 15, 2028.

     The Exchange Debentures will be issued only in fully registered form without coupons in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Exchange Debentures, but we may require payment to cover any taxes or other governmental charges.


     The Exchange Debentures will bear an interest rate of 6.92% per annum from April 29, 2005. Interest on the Exchange Debentures is payable semi-annually in arrears on May 15 and November 15 of each year. On May 15, 2005, holders of Exchange Debentures will receive an interest payment which is comprised of (i) the interest payment in respect of the Old Debentures from November 15, 2004 through (but not including) April 29, 2005 at the rate of 6.9% and (ii) the interest payment in respect of the Exchange Debentures from April 29, 2005 through (but not including) May 15, 2005 at the rate of 6.92%.


     The Exchange Debentures are not redeemable prior to maturity.

STRUCTURAL CONSIDERATIONS

     Our ability to continue to satisfy our obligations, including the payment of interest and principal on debt obligations, relies on the availability of liquid assets at Cincinnati Financial Corporation, which is dependent in large part on investment income from our investment portfolio and dividends from our insurance subsidiary. Dividends paid by our insurance subsidiary are restricted by regulatory requirements of the laws of Ohio, their domiciliary state. Generally, the maximum dividend that may be paid without prior regulatory approval is limited to the greater of the statutory net income for the preceding calendar year or 10 percent of the policyholders' surplus as of the last day of the preceding calendar year, and such dividend must be paid from statutory earned surplus. Dividends exceeding these limitations may be paid only with approval of the Ohio Department of Insurance. During 2005, the total dividends that may be paid to Cincinnati Financial Corporation without regulatory approval are approximately $588 million. Our insurance subsidiary declared dividends to Cincinnati Financial Corporation of $175 million in 2004, $50 million in 2003 and $100 million in 2002.

RANKING

     The Indenture does not limit our ability, or the ability of our subsidiaries, to incur additional indebtedness. The Exchange Debentures will be our senior unsecured obligations and will rank equally in right of payment with any of our existing and future unsecured and unsubordinated indebtedness. The Exchange Debentures will be effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing that indebtedness. As of the date of this registration statement, our aggregate principal amount of indebtedness, excluding the Old Debentures, was approximately $375 million (excluding intercompany liabilities), consisting of $375 million aggregate principal amount of our 6.125% Senior Notes due 2034.

     The Exchange Debentures will not be guaranteed by any of our subsidiaries and will therefore be structurally subordinated to all indebtedness and other obligations, including trade payables and insurance liabilities, of our subsidiaries. As of December 31, 2004, our subsidiaries had approximately $8.300 billion of liabilities (including trade payables, capital lease obligations and insurance liabilities but excluding intercompany liabilities).

COVENANTS

     The Indenture contains, among others, the following covenants:

     LIMITATIONS ON LIENS OF STOCK OF DESIGNATED SUBSIDIARIES

     We are prohibited from directly or indirectly creating, assuming, incurring or permitting any Indebtedness that is secured by a lien on the capital stock of a Designated Subsidiary unless the Exchange Debentures (and, if we elect, any of our other Indebtedness that is not subordinate to the Exchange Debentures and with respect to which the governing instruments require, or pursuant to which we are otherwise obligated to provide such security) are secured equally and ratably with the Indebtedness for at least the time period that the Indebtedness is secured.

     The term "Designated Subsidiary" means any present or future consolidated subsidiary of Cincinnati Financial Corporation, the consolidated net worth of which constitutes at least 10 percent of the consolidated net worth of Cincinnati Financial Corporation. As of the date of this prospectus, our sole Designated Subsidiary is The Cincinnati Insurance Company.

     "Indebtedness" means the principal, premium and interest due on indebtedness of a person, whether outstanding on the date of the Indenture or later created, incurred or assumed, which is (a) indebtedness for money borrowed and (b) any amendments, renewals, extensions, modifications and refundings of any such indebtedness.

     "Indebtedness for money borrowed" means:

     - any obligation of, or any obligation guaranteed by, such person for the repayment of borrowed money, whether or not evidenced by bonds, notes or other written instruments;

     - any obligation of, or any such obligation guaranteed by, such person evidenced by bonds, notes or similar written instruments, including obligations assumed or incurred in connection with the acquisition of property, assets or businesses (however, the deferred purchase price of any other business, property or assets shall not be considered Indebtedness if the purchase price is payable in full within 90 days of the date the Indebtedness was created); and

     - any obligations of such person as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles and leases of property or assets made as part of any sale and lease-back transaction to which such person is a party.

     Under this covenant, Indebtedness also includes any obligation of, or any obligation guaranteed by, any person for the payment of amounts due under a swap agreement or similar instrument or agreement, or under a foreign currency hedge exchange or similar instrument or agreement.

     LIMITATIONS ON DISPOSITION OF STOCK OF DESIGNATED SUBSIDIARIES

     The Indenture provides that as long as any Exchange Debentures are outstanding (except in a transaction otherwise governed by the Indenture), we may not issue, sell, transfer or otherwise dispose of any shares, securities convertible into, warrants, rights or options to subscribe for or purchase shares of the capital stock (other than preferred stock having no voting rights of any kind) of any Designated Subsidiary.

     Additionally, we will not permit any Designated Subsidiary to issue (other than to us) any shares (other than director's qualifying shares), securities convertible into, warrants, rights or options to subscribe for or purchase shares of the capital stock (other than preferred stock having no voting rights of any kind) of any Designated Subsidiary.

     The foregoing applies if, after giving effect to the transaction and the issuance of the maximum number of shares issuable upon the conversion or exercise of all convertible securities, warrants, rights or options, we would own, directly or indirectly, less than 80 percent of the shares of such Designated Subsidiary (other than preferred stock having no voting rights of any kind); provided, that (i) any issuance, sale, transfer or other permitted disposition may only be made for at least a fair market value consideration as determined by the Board of Directors pursuant to a Board resolution adopted in good faith and (ii) the foregoing will not prohibit any issuance or disposition of securities if required by any law, regulation or order of a governmental or insurance regulatory authority.

     Notwithstanding the foregoing, we may (i) merge or consolidate any Designated Subsidiary into or with another direct wholly owned subsidiary and
(ii) subject to the provisions set forth in "-Consolidation, Merger and Sale of Assets" below, sell, transfer or otherwise dispose of the entire capital stock of any Designated Subsidiary at one time for at least a fair market value consideration as determined by the Board of Directors pursuant to a Board resolution adopted in good faith.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Indenture provides that we may, without the consent of the holders, consolidate, sell, lease or convey all or substantially all of our assets or merge into any other corporation, provided: (i) the successor corporation is a corporation organized and existing under the laws of the United States or a State thereof, and the successor corporation expressly assumes our obligations on the Exchange Debentures by supplemental indenture satisfactory to the trustee; and (ii) immediately after giving effect to such transaction, no default will have occurred and be continuing.

     Other than the covenants described above, the Indenture does not contain any covenants or other provisions to protect the holders of the Exchange Debentures in the event of a takeover, recapitalization or a highly leveraged transaction.

MODIFICATION OF THE INDENTURE

     We may not make any modification or alteration of the Indenture which will:

     - extend the time or terms of payment of the principal at maturity or the interest on any of the Exchange Debentures, or reduce principal, premium or the rate of interest, without the consent of each holder of Exchange Debentures so affected; or

     - without the consent of all of the holders of the Exchange Debentures then outstanding, reduce the percentage of the holders of the Exchange Debentures who are required to consent: (i) to any supplemental indenture, (ii) to rescind and annul a declaration that the Exchange Debentures are due and payable as a result of the occurrence of an Event of Default, (iii) to waive any past Event of Default and its consequences, and (iv) to waive compliance with certain other provisions in the Indenture.

     Except as described above, we may, with the consent of the holders of more than 50 percent in aggregate principal amount of the Exchange Debentures then outstanding, make modifications and alterations of the terms of the Indenture which affect the rights of the holders, including modifications which allow us to disregard the limitations described under "-Limitations on Liens of Stock of Designated Subsidiaries" and "-Limitations on Dispositions of Stock of Designated Subsidiaries." In addition, as indicated under "-Events of Default" below, holders of more than 50 percent in aggregate principal amount of the Exchange Debentures then outstanding may waive past Events of Default in certain circumstances and may direct the trustee in enforcement of remedies.

     We and the trustee may, without the consent of any holders, modify and supplement the Indenture:

     -    to evidence the succession of another corporation to us;

     -    to evidence and provide for the replacement of the trustee;

     - with our concurrence, to add to the covenants for the benefit of the holders;

     - to modify the Indenture to permit the qualification of any supplemental indenture under the Trust Indenture Act; and

     -    for certain other purposes.

DEFEASANCE, SATISFACTION AND DISCHARGE TO MATURITY OR REDEMPTION

Defeasance. We may cease to comply with certain terms of the Indenture if we deposit with the trustee, in trust, at or before maturity or redemption, lawful money or direct obligations of the United States or obligations the principal of and interest on which are guaranteed by the United States in such amounts and maturing at such times that the proceeds received upon the respective maturities and interest payment dates will provide funds sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal, premium, if any, and interest when due, until the maturity of the Exchange Debentures then outstanding.

     In such circumstances, we may cease to comply with the Indenture's restrictive covenants described under "-Limitations on Liens of Stock Designated of Subsidiaries" and "-Limitations on Disposition of Stock of Designated Subsidiaries" above, and the Events of Default described in the third and fourth bullets under "-Events of Default" below shall no longer be in effect. Notwithstanding defeasance of the Exchange Debentures, we would be required to
(i) duly and punctually pay the principal, premium, if any, and interest on the Exchange Debentures if the Exchange Debentures are not paid from the money or securities held by the trustee, (ii) comply with the Events of Default described in "-Events of Default" below (other than the third and fourth bullets), and (iii) comply with certain other provisions of the Indenture, including those relating to registration, transfer and exchange, lost or stolen securities and maintenance of place of payment.

     Defeasance of the Exchange Debentures is subject to the satisfaction of certain specified conditions, including (i) the absence of an Event of Default at the date of the deposit, and (ii) the perfection of the holders' security interest in such deposit.

Satisfaction and Discharge. Upon the deposit of money or securities contemplated above and the satisfaction of certain conditions, we may also cease to comply with our obligation duly and punctually to pay the principal, premium, if any, and interest on the Exchange Debentures, and the Events of Default shall no longer be in effect. Afterwards, the holders of the Exchange Debentures shall be entitled only to payment out of the money or securities deposited with the trustee. Such conditions include (except in certain limited circumstances involving a deposit made within one year of maturity or redemption):

     - the absence of an Event of Default at the date of deposit or on the 91st day thereafter;

     - our delivery to the trustee of an opinion of nationally-recognized tax counsel, or our receipt from, or publication of a ruling by, the United States Internal Revenue Service, to the effect that holders of the Exchange Debentures will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and discharge had not occurred; and

     - that such satisfaction and discharge will not result in the delisting of the Exchange Debentures from any nationally recognized exchange on which they are listed.

Federal Income Tax Consequences. The federal income tax treatment of the deposit and discharge described above under "-Defeasance, Satisfaction and Discharge to Maturity or Redemption--Satisfaction and Discharge" is not clear. A deposit and discharge may be treated as a taxable exchange of such Exchange Debentures for beneficial interests in the trust consisting of the deposited money or securities. In that event, a holder of Exchange Debentures may be required to recognize gain or loss equal to the difference between the holder's adjusted basis for the Exchange Debentures and the amount realized in such exchange (which generally will be the fair market value of the holder's beneficial interest in such trust). Thereafter, such holder then may be required to include in income a share of the income, gain and loss of the trust. As described above, it is a condition of a deposit and discharge that we deliver an opinion of tax counsel, or that we receive from, or there shall have been published by, the United States Internal Revenue Service a ruling to the effect that holders of the Exchange Debentures (i) will not recognize income, gain or loss for federal income tax purposes as a result of such deposit or discharge and (ii) will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and discharge had not occurred. Purchasers of the Exchange Debentures should consult their own tax advisors with respect to the tax consequences to them of such deposit and discharge, including the applicability and effect of tax laws other than federal income tax law.

EVENTS OF DEFAULT

     An "Event of Default" is defined in the Indenture as being:

     -    default for 30 days in payment of any interest on the Exchange
          Debentures;

     -    failure to pay principal and premium, if any, when due;

     - failure to observe or perform any other covenant in the Indenture or Exchange Debentures (except a covenant or warranty whose breach or default in performance is specifically dealt with in the Events of Default section), if such failure continues for 30 days after written notice by the trustee or the holders of at least 25 percent in aggregate principal amount of the Exchange Debentures then outstanding;

     - uncured or unwaived failure to pay principal of or interest on any other obligation for borrowed money beyond any period of grace if (i) the aggregate principal amount of any such obligation is in excess of $50 million and (ii) we are not contesting the default in such payment in good faith and by appropriate proceedings; or

     - certain events of bankruptcy, insolvency, receivership or reorganization.

     The trustee or the holders of 25 percent in aggregate principal amount of the outstanding Exchange Debentures may declare the Exchange Debentures immediately due and payable upon the occurrence of any Event of Default (after expiration of any applicable grace period). In certain cases, the holders of a majority in principal amount of the Exchange Debentures then outstanding may waive any past default and its consequences, except a default in the payment of principal, premium, if any, or interest.

     The trustee shall, within 90 days after the occurrence of a continuing default, give notice to the Exchange Debentures holders of all known uncured defaults (the term default to include the events specified above without grace periods). In the case of default in the payment of principal, premium, if any, or interest on any of the Exchange Debentures, the trustee shall be protected in withholding notice if it in good faith determines that withholding notice is in the interest of the Exchange Debentures holders.

     Subject to the provisions of the Indenture relating to the duties of the trustee in a continuing Event of Default, the trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders of Exchange Debentures outstanding, unless such holders have offered the trustee reasonable indemnity. The right of a holder to institute a proceeding with respect to the Indenture is subject to certain conditions, including notice and indemnity to the trustee, but the holder has a right to receipt of principal, premium, if any, and interest (subject to certain limitations with respect to defaulted interest) on their due dates or to institute suit for the enforcement thereof.

     So long as the Exchange Debentures remain outstanding, we will be required to annually furnish an Officers' Certificate to the trustee. The Officers' Certificate will state whether, to the best of the signers' knowledge, we are in default under any of the Indenture's provisions, and specifying all such defaults. We also will be required to furnish the trustee with copies of certain reports filed with the SEC.

     The holders of a majority in principal amount of the Exchange Debentures outstanding will have the right to direct the time, method and place for conducting any proceeding for any remedy available to the trustee or exercising any power or trust conferred on the trustee, provided that such direction is in accordance with law and the Indenture's provisions. The trustee may decline to follow any such direction if the trustee shall determine on the advice of counsel that the proceeding may not be lawfully taken or would be materially or unjustly prejudicial to holders not joining in such direction. The trustee will be under no obligation to act in accordance with such direction unless such holders have offered the trustee reasonable security or indemnity against costs, expenses and liabilities which may be incurred thereby.

FORM, DENOMINATION AND REGISTRATION

     The Exchange Debentures will represented by one or more global certificates in fully registered, book-entry form without interest coupons, will be deposited with the trustee as custodian for DTC, and will be registered in the name of Cede & Co., or Cede, or another nominee designated by DTC except in limited circumstances. The global Exchange Debentures are hereinafter sometimes referred to individually as a "global Exchange Debenture" and collectively as the "global Exchange Debentures." Beneficial interests in the global Exchange Debentures may be held directly through DTC or indirectly through organizations which are participants in DTC. Except as set forth below, the record ownership of the global Exchange Debentures may be transferred, in whole or in part, only to DTC, another nominee of DTC or to a successor of DTC or its nominee.

     The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the Exchange Debentures in global form.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in immediately available funds.

     Investors who are not participants in DTC may beneficially own interests in a global note held by DTC only through participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, and have indirect access to the DTC system. So long as Cede, as the nominee of DTC, is the registered owner of any global note, Cede for all purposes will be considered the sole holder of that global note. Except as provided below, owners of beneficial interests in a global note will not be entitled to have certificates registered in their names, will not receive physical delivery of certificates in definitive form, and will not be considered the holder thereof.

     Neither we nor the trustee (or any registrar or paying agent) will have any responsibility for the performance by DTC or any of the participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of Exchange Debentures only at the direction of one or more participants whose accounts are credited with DTC interests in a global note.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among participants in deposited securities through electronic book-entry charges to accounts of its participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Certain of those participants (or other representatives), together with other entities, own DTC. The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of Exchange Debentures under the DTC system must be made by or through participants, which will receive a credit for the Exchange Debentures on DTC's records. The ownership interest of each actual purchaser of each Exchange Debenture is in turn to be recorded on the participants' and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the participant or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Exchange Debentures are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in Exchange Debentures, except under certain circumstances described below.

     The deposit of Exchange Debentures with a custodian for DTC and their registration in the name of Cede effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Exchange Debentures; DTC's records reflect only the identity of the participants to whose accounts such Exchange Debentures are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     We will make principal and interest payments on the Exchange Debentures to DTC by wire transfer of immediately available funds. DTC's practice is to credit participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers or registered in "street name" and will be the responsibility of such participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is our responsibility, disbursement of those payments to participants will be the responsibility of DTC, and disbursement of those payments to the beneficial owners shall be the responsibility of participants and indirect participants. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global exchange debentures or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

     DTC may discontinue providing its services as securities depositary with respect to the Exchange Debentures at any time by giving reasonable notice to us.

     Exchange Debentures represented by a global note will be exchangeable for note certificates with the same terms in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary for such global note or if DTC has ceased to be a clearing agency registered under the Securities Exchange Act;

     - an Event of Default has occurred and is continuing with respect to the Exchange Debentures; or

     - we, in our sole discretion, notify DTC in writing that we no longer wish to have the Exchange Debentures represented by a global note.

     In any such instance, an owner of a beneficial interest in the global Exchange Debentures will be entitled to physical delivery in definitive form of Exchange Debentures represented by the global Exchange Debentures equal in principal amount to that beneficial interest and to have those Exchange Debentures registered in its name. Exchange Debentures so issued in definitive form will be issued as registered Exchange Debentures in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us. Our definitive Exchange Debentures can be transferred by presentation for registration to the registrar at its offices and must be duly endorsed by the holder or his attorney duly authorized in writing, or accompanied by a written instrument or instruments of transfer in form satisfactory to us or the trustee duly executed by the holder or his attorney duly authorized in writing. We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any exchange or registration of transfer of definitive Exchange Debentures.

INFORMATION CONCERNING THE TRUSTEE

     Cincinnati Financial and its affiliates may from time to time borrow from the trustee or an affiliate thereof or otherwise maintain other banking or commercial transactions with the trustee or an affiliate thereof in the ordinary course of business.

     Under the Indenture, the trustee is required to transmit annual reports to all holders regarding its eligibility as trustee under the Indenture and certain related matters.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes the material United States federal income tax consequences of the exchange offer and the ownership of Exchange Debentures as of the date hereof. Except where noted, the discussion below only deals with Exchange Debentures held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, tax-exempt entities, insurance companies, persons holding Exchange Debentures as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, investors in pass-through entities or U.S. Holders (as defined below) of the Exchange Debentures whose "functional currency" is not the United States dollar. In addition, this discussion does not address the consequences of holding Old Debentures that were not exchanged for Exchange Debentures. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the Code), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. If a partnership holds our Exchange Debentures, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Exchange Debentures, you should consult your tax advisors. Persons considering the purchase, ownership or disposition of Exchange Debentures should consult their own tax advisors concerning the

United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

     As used herein, a "U.S. Holder" of an Exchange Debenture means a holder that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof,
(iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if it (x) is subject to the supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or
(y) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. A "Non-U.S. Holder" is a holder other than a U.S. Holder and other than a partnership.

EXCHANGE OF DEBENTURES AND THE RESCISSION OFFER

     The exchange of Old Debentures for Exchange Debentures in the exchange offer will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, with respect to the exchange offer, no gain or loss will be recognized by a holder upon receipt of an Exchange Debenture, the holding period of the Exchange Debenture will include the holding period of the Old Debenture exchanged therefor and the basis of the Exchange Debenture will be the same as the basis of the Old Debenture immediately before the exchange. The exchange offer will not result in a taxable event for non-tendering holders. Upon consummation of the exchange offer, a non-tendering holder will have the same adjusted basis in, and holding period for, their debentures as the holder had immediately prior to the exchange offer.

     Our repurchase of Old Debentures from holders will constitute a taxable event for United States federal income tax purposes. A holder will recognize gain or loss equal to the difference between the amount realized on the rescission and the adjusted basis of the Old Debenture. Such gain or loss will be capital gain or loss. The rescission offer will not result in a taxable event for non-tendering holders. Upon consummation of the rescission offer, a non-tendering holder will have the same adjusted basis in, and holding period for, their debentures as the holders had immediately prior to the rescission offer.

     In any event, persons considering the exchange of Old Debentures for Exchange Debentures and the offer to repurchase Old Debentures should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

PAYMENTS OF INTEREST

     Stated interest on an Exchange Debenture will generally be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder's method of accounting for tax purposes.

SALE, EXCHANGE AND RETIREMENT OF EXCHANGE DEBENTURES

     A U.S. Holder's tax basis in an Exchange Debenture will, in general, be the same as the basis in such holder's Old Debenture immediately before the exchange. Upon the sale, exchange, retirement or other disposition of a Exchange Debenture, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less any accrued and unpaid interest, which will be treated as a payment of interest for United States federal income tax purposes) and the adjusted tax basis of the Exchange Debenture. Such gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

MARKET DISCOUNT

     If a U.S. Holder purchases an Old Debenture and exchanges it for an Exchange Debenture or purchases an Exchange Debenture, in either case, for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as "market discount" for United States federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a U.S. Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, an Exchange Debenture as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on the Old Debenture exchanged for an Exchange Debenture, if any, and on such Exchange Debenture at the time of such payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition of an Old Debenture exchanged for an Exchange Debenture or an Exchange Debenture, as the case may be, to the maturity date of the Exchange Debenture, unless the U.S. Holder elects to accrue on a constant interest method.

     A U.S. Holder may also elect to include market discount in income currently as it accrues (on either a ratable or constant interest method). Unless a U.S. Holder makes such an election, the U.S. Holder may be required to defer, until the maturity of the Exchange Debenture or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Exchange Debenture or an Old Debenture exchanged for an Exchange Debenture.

AMORTIZABLE BOND PREMIUM

     A U.S. Holder that purchases an Old Debenture and exchanges it for an Exchange Debenture or that purchases an Exchange Debenture, in either case, for an amount in excess of the sum of all amounts payable on such note after the purchase date other than qualified stated interest will be considered to have purchased such note at a "premium." A U.S. Holder generally may elect to amortize the premium over the remaining term of the Old Debenture or the Exchange Debenture, as the case may be, on a constant yield method as an offset to interest when includible in income under the U.S. Holder's regular accounting method. If a U.S. Holder does not make such an election, the premium will decrease the gain or increase the loss otherwise recognized on disposition of the Exchange Debenture.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to payments of principal and interest paid on Exchange Debentures and to the proceeds upon the sale of an Exchange Debenture paid to U.S. Holders other than certain exempt recipients (such as corporations). A backup withholding tax will apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report in full dividend and interest income.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

TAXATION OF NON-U.S. HOLDERS

     In general, payment of interest on an Exchange Debenture to a Non-U.S. Holder will not be subject to U.S. federal withholding tax (including any backup withholding): if (i) the Non-U.S. Holder is not a bank for U.S. federal income tax purposes whose receipt of interest on the Exchange Debenture is described in
Section 881(c)(3)(A) of the Code; and (ii) the Non-U.S. Holder certifies, on Form W-8BEN (or permissible substitute or successor form) under penalties of perjury that it is a Non-U.S. Holder and provides its name and address. Beneficial owners should be aware that the Internal Revenue Service might take the position that U. S. federal withholding tax applies to a beneficial owner that owns, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote or that is a "controlled foreign corporation" described in Section 881(c)(3)(c) of the Code. Subject to the discussion below concerning backup withholding, any capital gain realized upon a sale, exchange or retirement of an Exchange Debenture by or on behalf of a beneficial owner who is a Non-U.S. Holder ordinarily will not be subject to U.S. federal withholding tax.

     A holder of an Exchange Debenture who is a Non-U.S. Holder may be subject to federal income tax on interest on the Exchange Debenture or on gain realized on the disposition of the Exchange Debenture if (i) such interest or gain is effectively connected with a U.S. trade or business of the holder; or (ii) in the case of an individual, such holder is present in the U.S. for 183 days or more during the taxable year of the sale, exchange or retirement and certain other requirements are met.

     INFORMATION REPORTING AND BACKUP WITHHOLDING FOR NON-U.S. HOLDERS

     Backup withholding generally will not apply to payments of interest made to a Non-U.S. Holder of an Exchange Debenture who provides a properly completed Form W-8BEN (or a substantially similar form) or otherwise establishes an exemption from backup withholding. Payments of principal or the proceeds of a disposition of the Exchange Debentures by or through a U.S. office of a broker generally will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies its status as a Non-U.S. Holder under penalties of perjury (and certain other conditions are met) or otherwise establishes an exemption. Payments of principal or the proceeds of a disposition of the Exchange Debentures by or through a foreign office of a U.S. broker or foreign broker with certain relationships to the U.S. generally will be subject to information reporting (but not backup withholding) unless the broker has documentary evidence in its record that the holder is not a U.S. person and certain other conditions are met or the holder otherwise establishes an exemption.

     Any amounts withheld under backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's federal income tax liability provided the required information is furnished to the Internal Revenue Service.

                              ERISA CONSIDERATIONS

     We and certain of our affiliates may be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or a "disqualified person" within the meaning of Section 4975 of the Internal Revenue Code with respect to employee benefit plans. Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if the Exchange Debentures are acquired by or with the assets of a pension or other employee benefit plan with respect to which we or any of our affiliates is a service provider, unless the Exchange Debentures are acquired pursuant to an applicable exemption from the prohibited transaction rules.

     Accordingly, by its acquisition and holding of the Exchange Debentures each holder of the Exchange Debentures will be deemed to have represented that either
(i) it has not used the assets of any benefit plan, or any entity deemed to hold assets of a benefit plan, for purposes of acquiring the Exchange Debentures or
(ii) if the assets of a benefit plan are used to acquire the Exchange Debentures, either directly or indirectly, the acquisition and holding of the Exchange Debentures do not, and will not, constitute a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Internal Revenue Code or any similar rules by reason of the applicability to such purchase and holding of a class exemption issued by the U.S. Department of Labor.

     The issuance of Exchange Debentures pursuant to the exchange offer to a plan is in no respect a representation by us that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

     Any party considering acquiring the Exchange Debentures pursuant to the exchange offer on behalf of, or with the assets of, any benefit plan should consult with its counsel to confirm that such investment will satisfy the requirements of ERISA, the Internal Revenue Code and the Department of Labor Regulations applicable to plans and that such purchaser can make the deemed representations set forth above.

                                 LEGAL OPINIONS


     Certain legal matters regarding the Exchange Debentures will be passed upon for us by Dewey Ballantine LLP, New York, New York and Dinsmore & Shohl LLP, Cincinnati, Ohio. Certain legal matters regarding the Exchange Debentures will be passed upon for the Dealer Manager by Davis Polk & Wardwell, New York, New York. Dewey Ballantine LLP and Davis Polk & Wardwell will rely upon the opinion of Dinsmore & Shohl LLP as to matters governed by the laws of the State of Ohio. Dewey Ballantine LLP has from time to time represented the Dealer Manger.

                                     EXPERTS

     The consolidated financial statements and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Cincinnati Financial Corporation's Annual Report on Form 10-K for the year ended December 31, 2004 and the related financial statement schedules, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

================================================================================

                                  $420,000,000




                                     [LOGO]



                        Cincinnati Financial Corporation



           Offer to exchange our outstanding 6.9% Debentures due 2028 for an equal amount of 6.92% Debentures due 2028
                                or alternatively
          Offer to repurchase our outstanding 6.9% Debentures due 2028



                                 --------------
                                   PROSPECTUS
                                 --------------



                              UBS Investment Bank

                                 Dealer Manager



================================================================================

                                     PART II

Item 20. Indemnification of Directors and Officers.

     Section 1701.13(E) of the Ohio Revised Code gives a corporation incorporated under the laws of Ohio authority to indemnify or agree to indemnify any person who is or was a director, officer, employee or agent of that corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, non-profit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, judgments, fines, and amounts paid in settlement, actually and reasonably incurred by him in connection with any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, to which he was, is or may be made a party because of being or having been such director, officer or employee, provided, in connection therewith, that such person is determined to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful, that, in the case of an action or suit by or in the right of the corporation, (i) no negligence or misconduct in the performance of his duty to the corporation shall have been adjudged unless, and only to the extent that, a court determines, upon application, that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity, and (ii) the action or suit is not one in which the only liability asserted against a director is pursuant to Section 1701.95 of the Ohio Revised Code, which relates to unlawful loans, dividends and distributions of assets.
Section 1701.13(E) further provides that to the extent that such person has been successful on the merits or otherwise in defense of any such action, suit, or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith. Section 1701.13(E) further provides that unless at the time of a director's act or omission, the articles of incorporation or the code of regulations of a corporation state by specific reference to Section 1701.13(E) that Section 1701.13(E) does not apply to the corporation, and unless the only liability asserted against a director is pursuant to Section 1701.95 of the Ohio Revised Code, expenses, including attorney's fees, incurred by a director in defending such an action, suit or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director in which he agrees to (i) repay such amounts if it is proved by clear and convincing evidence in a court of competent jurisdiction that such director's action, or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation and
(ii) reasonably to cooperate with the corporation concerning said action, suit or proceeding. Section 1701.13(E) also provides that the indemnification thereby permitted shall not be exclusive, and shall be in addition to, any other rights that directors, officers or employees may have, including rights under insurance purchased by the corporation. Cincinnati Financial's Articles of Incorporation provides for the indemnification of directors and officers of Cincinnati Financial to the fullest extent permitted by law.

     The above is a general summary of certain provisions of Cincinnati Financial's Articles of Incorporation and of the Ohio Revised Code and is subject in all respects to the specific and detailed provisions of Cincinnati Financial's Articles of Incorporation and the Ohio Revised Code.

     Cincinnati Financial maintains insurance policies insuring its directors and officers against certain obligations that may be incurred by them.

Item 21. Exhibits and Financial Statement Schedules.

EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
    *3.1      Amended Articles of Incorporation of Cincinnati Financial
              Corporation - incorporated by reference to the 1999 Annual Report on Form 10-K dated March 23, 2000

    *3.2 Code of Regulations of Cincinnati Financial Corporation - incorporated by reference to Exhibit 2 to the Registrant's Proxy
              Statement dated March 2, 1992

    *4.1      Indenture, dated as of November 1, 2004, between Cincinnati
              Financial and The Bank of New York Trust Company, N.A., as Trustee
              - incorporated by reference to Exhibit 4.1 to the Registrant's
              Form 8-K dated November 2, 2004

    *4.2      Supplemental Indenture, dated as of November 1, 2004, between
              Cincinnati Financial and The Bank of New York Trust Company, N.A., as Trustee - incorporated by reference to Exhibit 4.2 to the Registrant's Form 8-K dated November 2, 2004

     5.1      Opinion of Dewey Ballantine LLP as to the legality of the Exchange
              Debentures

    10.1      Form of Dealer Manager Agreement between Cincinnati Financial and
              UBS Securities LLC

  **12.1      Statement re: Computations of Ratios

   *21.1      Subsidiaries of Registrant - incorporated by reference to Exhibit
              21 to the 2003 Annual Report on Form 10-K dated March 11, 2004

    23.1      Consent of Deloitte & Touche LLP

    23.2      Consent of Dewey Ballantine LLP (included in Exhibit 5.1)

  **25.1      Form T-1 re: eligibility of The Bank of New York Trust Company,
              N.A. to act as Trustee under the Indenture

  **99.1      Form of Letter of Transmittal

  **99.2      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and other Nominees

  **99.3      Form of Letter to Clients

  **99.4      Form of Notice of Guaranteed Delivery


----------
* Incorporated by reference from other documents filed with the SEC as indicated.


**   Previously filed


Item 22. Undertakings.

(a) Undertaking related to filings incorporating subsequent Exchange Act documents by reference:

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Undertaking related to registration on Form S-4 or F-4 of securities offered for resale:

     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Undertaking related to acceleration of effectiveness:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by the director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)  Undertaking related to requests for information:

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)  Undertaking related to post-effective amendments:

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cincinnati, state of Ohio, on March 29, 2005.


                                        CINCINNATI FINANCIAL CORPORATION

                                     /s/ Kenneth W. Stecher
                                        ____________________________________
                                        By: Kenneth W. Stecher
                                        Title: Senior Vice President, Secretary
                                               and Treasurer






     Pursuant to the requirements of the Securities Act of 1993, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on March 29, 2005.



           SIGNATURE                              TITLE
           ---------                              -----


             *                    Chairman, President and Chief
-------------------------------   Executive Officer (Principal
John J. Schiff, Jr.               Executive Officer)


/s/ Kenneth W. Stecher            Senior Vice President, Secretary and
-------------------------------   Treasurer (Principal Financial and
Kenneth W. Stecher                Accounting Officer)


             *                    Director
-------------------------------
William F. Bahl


             *                    Director
-------------------------------
James E. Benoski


             *                    Director
-------------------------------
Michael Brown


             *                    Director
-------------------------------
Dirk J. Debbink



             *                    Director
-------------------------------
Kenneth C. Lichtendahl


             *                    Director
-------------------------------
W. Rodney McMullen


                                  Director
-------------------------------
Gretchen W. Price


             *                    Director
-------------------------------
Thomas R. Schiff


             *                    Director
-------------------------------
Frank J. Schulthess


             *                    Director
-------------------------------
John M. Shepherd


             *                    Director
-------------------------------
Douglas S. Skidmore


             *                    Director
-------------------------------
Larry R. Webb


             *                    Director
-------------------------------
E. Anthony Woods



* By: /s/ Kenneth W. Stecher
      --------------------------
      Kenneth W. Stecher
      Attorney-in-Fact